1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com DEVON ROBERSON Devon.roberson@dechert.com +1 202 261 3477 Direct

August 14, 2024

VIA EDGAR CORRESPONDENCE

Ms. Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)
File Nos. 033-17619 and 811-05349
Post-Effective Amendment No. 908 to the Registration Statement on Form N-1A

Dear Ms. McManus:

This letter responds to comments you provided to Leah Herring and me of Dechert LLP during a telephonic discussion on July 2, 2024 with respect to your review of Post-Effective Amendment No. 908 (“PEA No. 908”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on May 24, 2024. PEA No. 908 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the primary purpose of registering Class I, Administration, Class A, Preferred and Service Shares of the Goldman Sachs Investor Tax-Exempt California Money Market Fund and Goldman Sachs Investor Tax-Exempt New York Money Market Fund (the “Funds”), each a new series of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses.

General

1.

Comment: The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures. Please respond to our comments in writing and file your responses as correspondence on EDGAR with sufficient time to review your responses prior to the 485(b) filing. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide draft disclosure with your letter.

Response: The Registrant acknowledges the comments and has addressed them accordingly.

Prospectus

2.	Comment: Please provide the completed “Annual Fund Operating Expenses” table and “Expense Example” tables for the Staff’s review in advance of effectiveness.

Response: The Registrant confirms that it will include the completed “Annual Fund Operating Expenses” and “Expense Example” tables in the Funds’ filing pursuant to 485(b) under the Securities Act of 1933. The Funds’ completed “Annual Fund Operating Expenses” and “Expense Example” tables are attached hereto as Exhibit A.

3.

Comment: Please remove the parenthetical phrase “(except that the Example incorporates any expense limitation arrangement for only the first year)” under “Summary—Expense Example,” unless the Funds’ will have an expense limitation.

Response: The Registrant confirms that the Funds will be subject to an expense limitation arrangement. The arrangement will be described in the “Annual Fund Operating Expenses” tables and corresponding footnotes. The Funds’ completed “Annual Fund Operating Expenses” and “Expense Example” tables are attached hereto as Exhibit A.

4.

Comment: In the “Summary—Tax Information” section of the prospectuses, please consider clarifying that up to 20% of the Fund’s Net Assets may be invested in securities that may be subject to federal income tax.

Response: The Registrant will revise the disclosure by adding the following as the last sentence of that paragraph:

However, the Fund may invest up to 20% of its Net Assets in securities the interest from which is exempt from [California State/New York State and New York City] personal income tax, but may be subject to federal income tax and an item of tax preference under the AMT.

5.	Comment: Please provide an Expense Limitation footnote for the Class A Prospectus “Annual Fund Operating Expenses” table for the Staff’s review in advance of effectiveness.

Response: The Registrant has incorporated this comment. The Funds’ completed Class A Prospectus “Annual Fund Operating Expenses” tables are attached hereto as Exhibit A.

Statement of Additional Information

6.

Comment: Please explain how the Registrant interprets the Funds’ concentration policy, as the policy refers to the “industry” of the issuer or issuers, rather than the “group of industries” of such issuers, pursuant to Section 8(b)(1) of the Investment Company Act.

Response: The Funds do not intend to concentrate in securities of issuers in a particular “group of industries.” The Registrant notes that such language is not used in the concentration policy to avoid potential confusion as to what constitutes a “group,” as “group of industries” is defined in neither the Investment Company Act nor in any Staff guidance. Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Funds’ SAI.

7.	Comment: Please provide disclosure regarding what the law permits with regard to borrowing money and issuing senior securities as noted in the Funds’ Fundamental Investment Restrictions and Policies.

Response: The Registrant respectfully notes that each Fund’s registration statement generally describes the legal limits with respect to borrowing and the issuance of senior securities. For example, each Fund’s prospectus provides that a Fund “may borrow up to 33 1/3% of its total assets (including the amount borrowed) from banks for temporary or emergency purposes.” The SAI discloses that “asset coverage of at least 300% (as defined in the Act), inclusive of any amounts borrowed, must be maintained at all times.” Regarding senior securities, the Registrant notes that the SAI discloses that, “Under Rule 18f-4 of the Act, a fund that is regulated as a money market fund under Rule 2a-7 (such as the Funds) is permitted to invest in a security on a when-issued or forward settling basis, or with a nonstandard settlement cycle, and the transaction will be deemed not to involve a “senior security,” provided that (i) the Fund intends to physically settle the transaction and (ii) the transaction will settle within 35 days of its trade date.” Accordingly, the Registrant believes its disclosure is consistent with the Investment Company Act and Form N-1A and remains appropriate.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3477 if you wish to discuss this correspondence further.

Sincerely,

/s/ Devon Roberson
Devon Roberson

cc:	Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Shane Shannon, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

Exhibit A

Fees and Expenses of the Goldman Sachs Investor Tax-Exempt California Money Market Fund (Administration Shares)

Shareholder Fees (fees paid directly from your investment)

Tax-Exempt California Money Market Fund
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.16%
Other Expenses[1]	0.61%
Administration Fees	0.25%
All Other Expenses	0.36%
Total Annual Fund Operating Expenses	0.77%
Expense Limitation[2]	(0.34)%
Total Annual Fund Operating Expenses	0.43%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, administration fees, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. This arrangement will remain in effect through at least August 20, 2025, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Investor Tax-Exempt California Money Market Fund (Administration Shares)

	1 Year	3 Years
Administration Shares	$44	$212

Fees and Expenses of the Goldman Sachs Investor Tax-Exempt New York Money Market Fund (Administration Shares)

Shareholder Fees (fees paid directly from your investment)

Tax-Exempt New York Money Market Fund
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.16%
Other Expenses[1]	0.77%
Administration Fees	0.25%
All Other Expenses	0.52%
Total Annual Fund Operating Expenses	0.93%
Expense Limitation[2]	(0.50)%
Total Annual Fund Operating Expenses After Expense Limitation	0.43%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, administration fees, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. This arrangement will remain in effect through at least August 20, 2025, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Investor Tax-Exempt New York Money Market Fund (Administration Shares)

	1 Year	3 Years
Administration Shares	$44	$246

Fees and Expenses of the Goldman Sachs Investor Tax-Exempt California Money Market Fund (Class A Shares)

Shareholder Fees (fees paid directly from your investment)

Tax-Exempt California Money Market Fund
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.16%
Distribution and/or Service (12b-1) Fees	0.25%
[Other Expenses[1]	0.36%
Total Annual Fund Operating Expenses	0.77%
Expense Limitation[2]	(0.34)%
Total Annual Fund Operating Expenses After Expense Limitation	0.43%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, administration fees, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. This arrangement will remain in effect through at least August 20, 2025, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Investor Tax-Exempt California Money Market Fund (Class A Shares)

	1 Year	3 Years
Class A Shares	$44	$212

Fees and Expenses of the Goldman Sachs Investor Tax-Exempt New York Money Market Fund (Class A Shares)

Shareholder Fees (fees paid directly from your investment)

Tax-Exempt New York Money Market Fund
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.16%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses[1]	0.52%
Total Annual Fund Operating Expenses	0.93%
Expense Limitation[2]	(0.50)%
Total Annual Fund Operating Expenses After Expense Limitation	0.43%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, administration fees, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. This arrangement will remain in effect through at least August 20, 2025, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Investor Tax-Exempt New York Money Market Fund (Class A Shares)

	1 Year	3 Years
Class A Shares	$44	$246

Fees and Expenses of the Goldman Sachs Investor Tax-Exempt California Money Market Fund (Class I Shares)

Shareholder Fees (fees paid directly from your investment)

Tax-Exempt California Money Market Fund
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.16%
Other Expenses[1]	0.36%
Total Annual Fund Operating Expenses	0.52%
Expense Limitation[2]	(0.34)%
Total Annual Fund Operating Expenses After Expense Limitation	0.18%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, administration fees, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. This arrangement will remain in effect through at least August 20, 2025, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Investor Tax-Exempt California Money Market Fund (Class I Shares)

	1 Year	3 Years
Class I Shares	$18	$132

Fees and Expenses of the Goldman Sachs Investor Tax-Exempt New York Money Market Fund (Class l Shares)

Shareholder Fees (fees paid directly from your investment)

Tax-Exempt New York Money Market Fund
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.16%
Other Expenses[1]	0.52%
Total Annual Fund Operating Expenses	0.68%
Expense Limitation[2]	(0.50)%
Total Annual Fund Operating Expenses After Expense Limitation	0.18%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, administration fees, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. This arrangement will remain in effect through at least August 20, 2025, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Investor Tax-Exempt New York Money Market Fund (Class I Shares)

	1 Year	3 Years
Class I Shares	$18	$167

Fees and Expenses of the Goldman Sachs Investor Tax-Exempt California Money Market Fund (Preferred Shares)

Shareholder Fees (fees paid directly from your investment)

Tax-Exempt California Money Market Fund
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.16%
Other Expenses[1]	0.46%
Administration Fees	0.10%
All Other Expenses	0.36%
Total Annual Fund Operating Expenses	0.62%
Expense Limitation	(0.34)%
Total Annual Fund Operating Expenses After Expense Limitation	0.28%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, administration fees, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. This arrangement will remain in effect through at least August 20, 2025, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Investor Tax-Exempt California Money Market Fund (Preferred Shares)

	1 Year	3 Years
Preferred Shares	$29	$164

Fees and Expenses of the Goldman Sachs Investor Tax-Exempt New York Money Market Fund (Preferred Shares)

Shareholder Fees (fees paid directly from your investment)

Tax-Exempt New York Money Market Fund
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.16%
Other Expenses[1]	0.62%
Administration Fees	0.10%
All Other Expenses	0.52%
Total Annual Fund Operating Expenses	0.78%
Expense Limitation[2]	(0.50)%
Total Annual Fund Operating Expenses After Expense Limitation	0.28%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, administration fees, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. This arrangement will remain in effect through at least August 20, 2025, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Investor Tax-Exempt New York Money Market Fund (Preferred Shares)

	1 Year	3 Years
Preferred Shares	$29	$199

Fees and Expenses of the Goldman Sachs Investor Tax-Exempt California Money Market Fund (Service Shares)

Shareholder Fees (fees paid directly from your investment)

Tax-Exempt California Money Market Fund
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.16%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses[1]	0.61%
Administration Fees	0.25%
All Other Expenses	0.36%
Total Annual Fund Operating Expenses	1.02%
Expense Limitation[2]	(0.34)%
Total Annual Fund Operating Expenses After Expense Limitation	0.68%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, administration fees, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. This arrangement will remain in effect through at least August 20, 2025, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Investor Tax-Exempt California Money Market Fund (Service Shares)

	1 Year	3 Years
Service Shares	$69	$291

Fees and Expenses of the Goldman Sachs Investor Tax-Exempt New York Money Market Fund (Service Shares)

Shareholder Fees (fees paid directly from your investment)

Tax-Exempt New York Money Market Fund
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.16%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses[1]	0.77%
Administration Fees	0.25%
All Other Expenses	0.52%
Total Annual Fund Operating Expenses	1.18%
Expense Limitation[2]	(0.50)%
Total Annual Fund Operating Expenses After Expense Limitation	0.68%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, administration fees, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. This arrangement will remain in effect through at least August 20, 2025, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example of the Goldman Sachs Investor Tax-Exempt New York Money Market Fund (Service Shares)

	1 Year	3 Years
Service Shares	$69	$325